June 7, 2022

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Savings Financial Group, Inc. Registration Statement on Form S-4 (Registration Number 333-265275) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Savings Financial Group, Inc., an Indiana corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on June 10, 2022 at 12:00 noon, or as soon thereafter as is practicable.

Sincerely,

/s/ Larry W. Myers

Larry W. Myers
President and Chief Executive Officer (Duly Authorized Representative)